UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 5)

Titanium Metals Corporation

(Name of Subject Company)

Titanium Metals Corporation

(Name of Person(s) Filing Statement)

Common Stock, par value $.01 per share

(Title of Class of Securities)

888339 10 8

(CUSIP Number of Class of Securities)

Andrew B. Nace

Vice President and General Counsel

Titanium Metals Corporation

5430 LBJ Freeway, Suite 1700

Dallas, Texas 75240

(972) 233-1700

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies To:

Glenn D. West

R. Jay Tabor

Weil, Gotshal & Manges LLP

200 Crescent Court, Suite 300

Dallas, Texas 75201

(214) 746-7700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment”) further amends and supplements the Solicitation / Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed on November 20, 2012 with the U.S. Securities and Exchange Commission (the “SEC”) by Titanium Metals Corporation, a Delaware corporation (the “Company,” “TIMET,” “we,” “our” or “us”), as amended and supplemented by Amendment No. 1 filed on November 23, 2012, Amendment No. 2 filed on November 28, 2012, Amendment No. 3 filed on December 5, 2012 and Amendment No. 4 filed on December 11, 2012. The Statement relates to the cash tender offer by ELIT Acquisition Sub Corp., a Delaware corporation (“Purchaser”), which is a wholly-owned subsidiary of Precision Castparts Corp., an Oregon corporation (“Parent”), to purchase all of the outstanding shares of Common Stock at a purchase price of $16.50 per share, payable net to the seller in cash, without interest and subject to any withholding of taxes required by applicable law (the “Offer Price”). The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended or supplemented, the “Schedule TO”), filed by Purchaser and Parent with the U.S. Securities and Exchange Commission (the “SEC”) on November 20, 2012, as amended and supplemented by Amendment No. 1 filed on November 23, 2012, Amendment No. 2 filed on November 28, 2012, Amendment No. 3 filed on December 5, 2012 and Amendment No. 4 filed on December 11, 2012, and is upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 20, 2012 (as amended or supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Statement.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Item 8, “Additional Information,” is hereby amended and supplemented by inserting the following at the end of the first paragraph under the heading “Regulatory Requirements” and subheading “United States Antitrust Laws”:

“At 11:59 p.m., New York City Time, on December 14, 2012, the required waiting period under the HSR Act with respect to the Offer and the Merger expired. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied. The Offer continues to be conditioned upon other conditions described in the Merger Agreement.”

Item 8, “Additional Information,” is hereby amended and supplemented by inserting the following subsection at the end of the “Regulatory Requirements” section:

“Other Regulatory Requirements

On December 14, 2012, Parent was notified in writing by the Director General-Treasury Section of the Ministry of Economy & Finance of France (the “Ministry of the Economy”) that Parent’s proposed acquisition of the Company is subject to prior authorization from the Ministry of the Economy as a result of certain of the Company’s activities in France relating to the sale of products primarily in the aeronautical and military sectors. Parent is cooperating with the Ministry of the Economy and intends to work with the Ministry of the Economy and the Company to obtain the Ministry of the Economy’s prior authorization or satisfactory alternatives thereto as promptly as practicable. Until the Ministry of the Economy provides its prior authorization of Parent’s proposed acquisition of the Company or certain satisfactory alternatives are obtained, Purchaser is not obligated to consummate the Offer. There can be no assurance as to when or whether the Ministry of the Economy will provide such prior authorization or when or whether such satisfactory alternatives can be obtained.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TITANIUM METALS CORPORATION

Dated: December 17, 2012	By:	/s/ James W. Brown
	Name:	James W. Brown
	Title:	Vice President and Chief Financial Officer

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